Filed Pursuant to Rule 433
Registration Statement No. 333-270953
Issuer Free Writing Prospectus dated December 4, 2023
Relating to Preliminary Prospectus dated November 22, 2023

Mingteng International Corporation Inc.

2,225,000 Ordinary Shares

This free writing prospectus relates to the proposed initial public offering of ordinary shares (“Ordinary Shares”) of Mingteng International Corporation Inc. (“we,” “us,” or “our”) and should be read together with the registration statement on the Form F-1, as amended, (including a prospectus) (File No.: 333-270953)(the “Registration Statement”) we have filed with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates and may be accessed through the following web link:

https://www.sec.gov/Archives/edgar/data/1948099/000121390023089666/ea188651-f1a3_mingteng.htm

The Registration Statement has not yet become effective. Before you invest, you should read the prospectus included in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov.

Alternatively, we or our underwriter will arrange to send you the preliminary prospectus and, when available, the final prospectus and/or any supplements thereto if you contact Univest Securities, LLC, Attn: 75 Rockefeller Plaza, Suite 1838 New York, NY 10019, or by calling +1 (212) 343-8888, by email at info@univest.us, or contact Mingteng International Corporation Inc. via email ir@wxmtmj.cn.

Mingteng International Corporation Inc. Investor Presentation Issuer Free Writing Prospectus dated, December 4, 2023 Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended Relating to Preliminary Prospectus dated November 22, 2023 Registration Statement No. 333 - 270953

Free Writing Prospectus Statement This free writing prospectus relates to the proposed initial public offering of ordinary shares (“Ordinary Shares”) of Mingteng International Corporation Inc . (“ we,” “us,” or “our”) and should be read together with the registration statement on the Form F - 1 , as amended , (including a prospectus) (File No .: 333 - 270953 )(the “Registration Statement”) we have filed with the U . S . Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates and may be accessed through the following web link : https : //www . sec . gov/Archives/edgar/data/ 1948099 / 000121390023089666 /ea 188651 - f 1 a 3 _mingteng . htm The Registration Statement has not yet become effective . Before you invest, you should read the prospectus included in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the offering . You may get these documents for free by visiting EDGAR on the SEC’s website at http : //www . sec . gov . Alternatively, we or our underwriter will arrange to send you the preliminary prospectus and, when available, the final prospectus and/or any supplements thereto if you contact Univest Securities, LLC, Attn : 75 Rockefeller Plaza, Suite 1838 New York, NY 10019 , or by calling + 1 (212) 343 - 8888 , by email at info@univest . us , or contact Mingteng International Corporation Inc . via email ir@wxmtmj . cn . 2

Forward - Looking Statement This presentation contains forward - looking statements . All statements contained in this presentation other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward - looking statements . The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward - looking statements . We have based these forward - looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short - term and long - term business operations and objectives, and financial needs . These forward - looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section . Moreover, we operate in a very competitive and rapidly changing environment . New risks emerge from time to time . It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements we may make . In light of these risks, uncertainties and assumptions, the future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward - looking statements . You should not rely upon forward - looking statements as predictions of future events . The events and circumstances reflected in the forward - looking statements may not be achieved or occur . Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements . Except as required by applicable law, we undertake no duty to update any of these forward - looking statements after the date of this presentation or to conform these statements to actual results or revised expectations . 3

Offering Summary Mingteng International Corporation Inc. Issuer Ordinary Shares Securities Initial Public Offering Offering Type Nasdaq Capital Market: MTEN Proposed Listing: Symbol 2,000,000 Ordinary Shares, or 2,300,000 Ordinary Shares if the underwriters exercise their over - allotment option in full Shares Offered We are also registering for resale up to 225,000 Ordinary Shares by the Selling Shareholder. Resale Shares $4.00 to $6.00 per Ordinary Share Offering Price $10.00 million (based upon an assumed initial public offering price of $5.00 per Ordinary Share, which is the midpoint of the estimated initial public offering price range) (or approximately $11.50 million assuming the underwriters exercise their over - allotment option in full) Gross Proceeds to Us • 55% for investing in new production facilities to improve production capacity and purchase high - end production equipment; • 30% for strengthening R&D capabilities in the mold casting field of turbocharger and NEV parts; • 10% for general working capital; and • 5% for expanding product types. Use of Proceeds Univest Securities, LLC Underwriter See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 4

Corporate Overview

We are an automotive mold developer and supplier in China. Our mission is to build a systematic solution for automobile mold services and create a personalized and integrated "Turnkey Project" for our customers.

Main Products

- Turbocharger System Casting Molds
- Braking Systems Casting Molds
- Steering and Differential Systems Casting Molds
- Other Automotive System Parts Casting Molds

Other Products

- New energy electric vehicle motor drive systems molds
- Battery pack systems molds
- Engineering hydraulic components molds

Services

- Product Design Service
- Product Repair Service
- Machining Service
- After-Sales Service

- Our production plant is located in **Wuxi, China**.
- Our mold are supported by **our research and development ("R&D") team**.
- We used advanced **Computer Aided Design ("CAD")**, **Computer Aided Manufacturing ("CAM")** and **software technologies** to analyze the feasibility and validity of mold designs and specifications.
- We have **17** authorized utility model patents and **2** authorized invention patents in China.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

5

Corporate Structure



Jinzhu Ding
100%
Jocelyn Ding Limited
(a BVI company)
100%
DJZ Holding Limited
(a BIV company)
Yingkai Xu
100%
Mitchell Xu Limited
(a BVI company)
100%
YK Xu Holding Limited
(a BVI company)
DJZ Holding
Limited
(a BIV company)
YK Xu Holding
Limited
(a BVI company)
90%
10%
Hongze L.P.
(a BIV company)
Others
IPO Investors
Pre-IPO: 9.0%
Post IPO: 3.21%
Pre-IPO: 0%
Post IPO: 31.79%
Pre-IPO: 40.18%
Post IPO: 28.70%
Pre-IPO: 41.82%
Post IPO: 29.87%
Pre-IPO: 9.0%
Post IPO: 6.43%
Mingteng International Corporation Inc.
("Mingteng International")
(a Cayman Islands company)
100%
Mingteng International Hong Kong Group Limited
("Mingteng HK")
(a Hong Kong company)
100%
Wuxi Ningteng Intelligent Manufacturing Co., Ltd.
("Ningteng WFOE")
(a PRC company)
100%
Wuxi Mingteng Mould Technology Co., Ltd.
("Wuxi Mingteng Mould")
(a PRC company)

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

6

Product — Turbocharger System Molds Turbocharger System is an air compressor that uses exhaust gas from engines as the power source . Applications Turbocharger System Molds Product Offerings Various Casting Processes • Sand and gravity casting • Combustion - engine vehicles • New energy • Hybrid vehicles Main Products : • Turbine housing • Center housing Other Product : • Compressor housing See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 7

Product — Braking and Steering System Molds • Sand casting • Metal mold casting • Metal mold low - pressure casting, etc . The Braking and Steering System • The braking system is a series of devices that force the car to slow down, mainly composed of the wheel brake, hydrostatic transmission, and pneumatic transmission gear . • The steering system is a device used to change or maintain the driving direction or reverse the direction of a car . Braking & Steering System Molds Product Offerings • Steering knuckle • Brake disc • Steering gear housing • Other parts Various Casting Processes See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 8

Product — Aluminum Alloy Product Molds We believe that NEV manufacturers’ demand for aluminum alloy product molds is a great opportunity for us . Among pressure casting products, light aluminum alloy pressure castings are more widely used, as the lightweight design has become the main measure for reducing the weight a consumption of NEVs . Capitalizing on NEV Market Trends See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 9 Strategic Partnerships and Customer Engagement • New Energy Field customers • (Changzhou) Technology Co . , Ltd . • Suzhou Lvkon transmission S&T Co . , Ltd . Aluminum Alloy Product Molds Offerings • Pressure casting molds for battery fixing brackets and battery end plates for NEVs • Pressure casting molds for new energy transmission housings • Inverter top cover pressure casting molds for the photovoltaic industry As of December 31 , 2022 , the revenue from this product accounted for 10 % of total business sales .

Technologies See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 10 1. Integrated D esign of M ultiple I nserts and T win S croll 2. Integral D esign of the T urbine H ousing and W xhaust P ipe 3. Modular D esign of the C enter H ousing We have technological advantages in terms of our mud core integrity formula, and manufacturing with multiple inserts and mold sliders . We successfully developed a one - time integrated mud core product, which improved production efficiency . Meanwhile, we also successfully avoided the operating risks of running the machine caused by failing to effectively remove the flash inside the casting due to the scroll splicing, while simultaneously ensuring the accuracy of the flow channel . We classified the center housings by their structural differences, took full consideration of structural features in the preliminary mold design process, and adopted a modular design to improve the success rate of manufacturing mud cores . Twin Scroll Core Integrated Manifold Volute Core Mould Slider Mould Slider Insert Insert Insert Mould Slider Water Passage Core Oil Passage Core

Product Design Service Machining Service Product Repair Service After - Sales Service Comprehensive Services Our Comprehensive Services • We provide product design services based on customers’ personal requirements to ensure that the product design meets the technical standards . • Our machining services mainly include processing turbine housings and center housing parts for automobile turbocharger systems . • Customers provide us with unprocessed parts, which we would process and deliver as finished products to them . • We sign contracts with customers, provide repair services according to the contract, and charge a certain fee from customers . • We provide a one - year after - sales service period for our products . • During the warranty period stipulated in the contract, we are responsible for maintaining or replacing the supplied products . See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 11

Competitive Advantages Mold technical expertise and production capacity Mold Technical Expertise and Production Capacity Advanced Technology and a Strong R&D Team Experienced and Far - Sighted Management Team Industry Experience and Standardized and Personalized Mold S ervices Long - Term and Stable Relations with Customers See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 12

Mold Technical Expertise and Production Capacity

We import mold manufacturing equipment to improve the machining efficiency and precision of its molds, shorten the project development period, and allow its customers to quickly obtain molds so that they can manufacture products in a short time.

Production Plant

- Located in **Wuxi, China**.
- A total area of about **2,112** square meters.
- Technologically advanced procedures and equipment to produce molds.
- **30** mold machining centers for manufacturing different molds.
- **2** production lines for part of our product machining business, including **4** machining centers and **4** horizontal lathes.
- **1** mold manufacturing processing center, which allocates different machines to manufacture.

Manufacturing Process

- Receive customer orders and design drawings
- Design department analyzes the product, provides improvement plans and completes craft design using CAD, CAM and other relevant software
- Submit the craft design to the customer for approval
- Modify and optimize the design according to the customer's feedback and requirements
- Warehouse department purchases and prepares the raw materials according to process design requirements
- Production department then performs heat treatment, cutting, grinding, and assembly on a production line
- Conduct internal model tests
- Arrange the product quality acceptance and delivery process, and complete the transaction upon the customer's payment
- Complete the transaction upon the customer's payment

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

13

Our experience in the industry and standardized production dramatically improves our production and service efficiency and reduce production and management costs . Industry Experience and Standardized and Personalized Mold Services Our R&D team has specialized knowledge of casting, machining, molds, automation, and other fields and has more than 10 years of experience in the industry . We have established several standard operation instructions covering the process of mold design, machining and manufacturing, assembly, mold trial - manufacturing, quality inspection, and after - sales services for customers . We deeply understand customers’ needs and market trends and provide personalized solutions . We provide proposals and suggestions on improving customers’ casting and machining processes, thus enhancing the performance of the final molded products . Our personalized services offer customers a better purchase experience and increase customer loyalty . See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 14

Advanced Technology and Strong R&D team

We have a professional **technology R&D team**. It conducts **technological innovation** and **new product development** to enable us to improve our large-scale precision casting process, complex structure casting mold design techniques, and mold material adjustment techniques.

R&D Team

- 10+ full-time employees with more than 10-year experience in the industry.
- All with professional knowledge in casting, machining, and automation.
- Analyze customers' casting and processing technology and propose solutions and improvement suggestions to customers.
- Enhance the efficiency and safety of their products.

Patents

- 17 authorized utility model patents and 2 authorized invention patents in China. *

Certificates and Certifications

- 2019 Jiangsu High-tech Enterprise Certification.
- Certificate of Small and Medium-Sized Technological Enterprises in Jiangsu Province in 2022.
- ISO9001:2015 certification.


CERTIFICATE
OF REGISTRATION

Advanced Technology

Focuses on reducing the cores used:

- ✓ Ensure cavity consistency
- ✓ Avoid forming an internal burr that is difficult to remove
- ✓ Prevent the increase of product size error caused by the core bonding

Our R&D has made the complex inner cavity into a whole core by introducing multiple live blocks and draw blocks.

To improve our customer's productivity, we also made progress in the mud core processing development:

- The design and production of scroll mud cores without flash
- Mud core multi-cavity development with one mold (patented)

Note: *As of the date of this presentation

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

15

We are a supplier to leading major customers in the automobile parts manufacturing industry and have established long - term business relationships with them, most of whom have more than 5 years of business relationship with us . Long - term and Stable Relations With Customers Our customers include 3 Chinese listed companies : • Kehua Holding Co., Ltd. (ticker: 603161) • Wuxi Lihu Booster Technology Co., Ltd. (ticker : 300580) • Wuxi Best Precision Machinery Co., Ltd. ( ticker: 300694) Customers We highly value our brand reputation . We have been highly praised by our customers . As a result, we are often the recommended choice for technical exchanges in the industry . In addition, our good company reputation has helped us further develop quality customers . See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Sales and Marketing - Direct Sale x Reduce the distribution process of our products x Direct and rapid feedback about products and customer experiences W e Focus on: • Train our sales staff • Understand our latest developments, products, and sales skills • Improve sales efficiency Sales Channels Offline Sales Customer Referrals Telemarketing Chinese market: International market: Indirect End Users 16

Management Team and The Board See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 17 Fengting Yin Chief Financial Officer • Ms . Yin has more than 20 years of finance, accounting, and taxation experience . • Ms . Yin has served as the Financial Manager of Wuxi Mingteng Mould since August 2018 . • Ms . Yin acted as the Financial Manager of Wuxi Kaiteng Mould Factory from February 2012 to August 2018 . • Ms . Yin was the Financial Manager of Wuxi Hongqi Crane Co . , Ltd . , responsible for the accounting treatment from August 2011 to February 2012 . • Ms . Yin obtained her college degree from the School of Accounting at Wuxi Radio and Television University in September 2004 . Yingkai Xu Chief Executive Officer Chairman of the Board and Director • Mr . Xu has served as the General Manager of Wuxi Mingteng Mould since October 2015 . • Mr . Xu was the General Manager of Wuxi Ruiming Mould Manufacturing Factory from June 2013 to September 2015 . • Mr . Xu worked as the Vice President at Wuxi Yelong Precision Machinery Co . from March 2006 to May 2013 . • Mr . Xu acted as a supplier quality engineer, product development engineer, and project manager at Tin Cummins Turbocharger Technology Co . f rom October 2002 to February 2006 . • Mr . Xu obtained his bachelor’s degree from the School of Materials Science and Engineering at Jilin University of Technology in July 1999 . Jingzhu Ding Director • Ms . Ding has served as our Director since November 9 , 2023 . • Ms . Ding has been the Finance Director at Wuxi Mingteng Mould since August 2018 , where she oversees Wuxi Mingteng Mould's comprehensive financial accounting, develops and implements financial regulations and procedures, interprets related regulations, analyzes financial transactions, and monitors budget execution . • Ms . Ding obtained her college degree in Software Development and Utilization from Wuxi Radio and Television University in June 2005 .

Management Team and The Board (Continued)



Ronghua Xu
Independent Director Nominee*

- Ms. Xu has experience in accounting for over 15 years.
- Ms. Xu serves as the Finance Director in Wuxi Jinke Real Estate Development Co., Ltd., a subsidiary of Jinke Property Group Co., Ltd. which is listed on the Shenzhen Stock Exchange (ticker: 000656) from June 2007 until now.
- Ms. Xu graduated from Nankai University with a bachelor's degree in business administration in 2003.



Wenkai Fang
Independent Director Nominee*

- Mr. Fang has over 10 years of personnel management.
- Mr. Fang was the Chair of the English Department at Jiangnan University's School of Foreign Languages from February 2011 until May 2013. He then served as Vice Dean of the English Department from May 2013 to April 2019, and from April 2019 until now, he serves the role of Dean.
- Mr. Fang earned a master's degree in comparative literature and world literature from Shanghai Normal University in 2004 and a bachelor's degree in English language and literature from Hubei Normal University in 1991.



Xiaoqiu Zhang
Independent Director Nominee*

- Ms. Zhang has over 10 years of business success, with a highly diverse knowledge of operations management and corporate governance.
- Ms. Zhang has founded Wuxi Xinzhan Enterprise Management Consulting Co., Ltd. from March 2016 and she serves as the General Manager.
- Ms. Zhang also served as the Director of Wuxi Dongling Intelligent Technology Co., Ltd. from June 2015 to June 2018.
- Ms. Zhang graduated from Nanjing Political College with a college degree in 2005 and Northeast University of Finance and Economics with a bachelor's degree in business administration in October 2020.

* Appointment of each independent director appointee will become effective upon the SEC's declaration of effectiveness of the Registration Statement.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

18

Replace with your own text Industry Overview Casting Molds Sales Share of Major Global Regions (2018 - 2028) 25.56% 25.27% 26.32% 26.80% 27.27% 27.35% 29.92% 5.56% 6.59% 6.32% 6.19% 6.36% 6.84% 7.09% 4.44% 4.40% 4.21% 4.12% 4.55% 4.27% 4.72% 24.44% 24.18% 23.16% 23.71% 23.64% 23.08% 22.05% 37.78% 37.36% 36.84% 37.11% 36.36% 35.90% 34.65% 2.22% 2.20% 3.16% 2.06% 1.82% 2.56% 1.57% 2018 2019 2020 2021 2022 2023 2028 China Japan SE Asia Europe North America Others Source: Public information, compiled by Beijing Zhongdao Taihe Analysis, July 2022. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 19

Replace with your own text Industry Overview Casting Molds Production (K Units) and Sales (K Units) by Regions in 2022 39.13 14.56 13.34 21.29 17.66 4.02 29.76 7.27 4.85 25.53 40.24 2.35 China Japan SE Asia Europe North America Other Production Volume Sales Volume Source: Public information, compiled by Beijing Zhongdao Taihe Analysis, July 2022. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 20

Replace with your own text Industry Overview Sales Volume of Top 5 Global Casting Molds Companies (unit) and Market Share in 2022 Market Shares (%) Sales Volume (unit) Casting Molds Companies 3.33 3,677 Gibbs Die Casting 2.70 2,982 Tianjin Motor Dies Co., Ltd. 2.52 2,783 Consolidated Metco 1.65 1,824 Dynacast 1.35 1,490 Ryobi Limited 88.45 97,715 Others 100.00 110,471 Total Source: Corporate annual reports, public information, and interviews compiled by Beijing Zhongdao Taihe Analysis, July 2022. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 21 Global Casting Molds Market Share of Leading Companies (2022) Others , 88.17% Dynacast , 4.66% Gibbs Die Casting , 3.32% Ryobi Limited , 1.94% Consolid ated … Tianjin Motor Dies Co., Ltd. , 0.67% Other , 11.83% Other , 11.83%

• Monitors the product, plant, and regional cost expenditure and profitability. • Use standardized production and automatic equipment and systems to improve operational efficiency. • Plan to set up a research and development center to enhance its R&D capabilities. • Will recruit professionals in the mold casting field of NEV parts. • Gradually set up the Aluminum Alloy Product Sample and Parts Machining Business Division to help develop molds for new energy vehicle p ar ts. • Try to meet the needs of suppliers in the NEV market and become a supplier of NEV parts as a goal . • Explore the international market . • Plan to improve its products’ after - sales services and maintain cooperative relationships with customers . • Plan to invest in our workshop and land in Wuxi, China, to build an intelligent production workshop and expand our production facilities . • Plan to purchase production equipment for the Imported Machining Center to improve the machining precision and capacity of aluminum molds . • Plan to import industry - leading high - end production equipment . Growth Strategies Enhance R&D Capabilities . Expand Lines of Business and Participate in the Development of New Energy Vehicle Part Molds. Increase Production Facilities to Improve Production Capacity. Further Secure New Customers. Optimize Production Management and Improve Operation Efficiency. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 22

Financial Overview 7.80 8.03 3.94 3.67 FY2021 FY2022 1H2022 Unaudited 1H2023 Unaudited 80% 16% 4% 1H2022 Unaudited 84% 14% 2% 1H2023 Unaudited 84% 15% 1% FY2021 82% 14% 4% FY2022 Mold Production Mold Repair Mold Repair Revenue Breakdown US$ Million Revenue Note : Fiscal year ended December 31. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 23

4.01 3.91 1.80 1.56 FY2021 FY2022 1H2022 Unaudited 1H2023 Unaudited Financial Overview US$ Million Gross Margin in % 2.59 2.13 0.99 0.56 FY2021 FY2022 1H2022 Unaudited 1H2023 Unaudited Gross Profit & Gross Margin Net Income & Net Margin US$ Million Net Margin in % Note : Fiscal year ended December 31. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. 24 51.5% 48.8% 45.7% 42.6% 33.3% 26.6% 25.1% 15.3%

Contact Underwriter: Univest Securities, LLC Email: info@univest.us Tel: +1 (212) 343 - 8888 Address: 75 Rockefeller Plaza, Suite 1838, New York, NY 10019 Email: ir@wxmtmj.cn Tel: +86 0510 8331 8500 Address: Lvhua Village, Luoshe Town, Huishan District, Wuxi, China, 214189 Issuer: Mingteng International Corporation Inc.